Exhibit 14.2

Code of Business Conduct

Global Ethics and Compliance Policy

STERIS requires employees to be lawful and ethically responsible in all business practices. STERIS expects all employees to learn and comply with all Company Policies, applicable laws, and the principles outlined in this Code of Business Conduct.

Fundamental Ethical Values

Certain values are fundamental to our business activities:

•	Integrity – We embrace truthfulness and trust. We say what we mean and deliver what and when we promise.

•	Mutual respect – We value and respect our customers, suppliers, fellow employees and communities.

•	Responsibility – We strive for excellence in everything we do. We are expected to adhere to established legal and ethical standards. We are responsible for our actions.

•	Corporate Citizenship – We operate our businesses in a manner which respects and obeys all applicable laws.

The STERIS Workplace

An environment that supports honesty, integrity, respect, trust, diversity, and responsibility allows us to achieve performance excellence in our workplace.

The Company is committed to an environment free from unlawful harassment and discrimination. STERIS employees are expected to conduct themselves in a manner appropriate for the work environment. All employees are expected to perform their responsibilities in a professional manner in the workplace, while driving Company vehicles or operating Company equipment, and to be free from the effects of drugs, alcohol or other substances that may hinder job performance or judgment.

Health, Safety and the Environment

STERIS is committed to conducting operations in compliance with all applicable laws protecting human health and the environment.

All employees are required to comply with all applicable environmental laws, health and safety laws, and Company Policies. Environmental and health and safety laws are complex, subject to frequent changes, and vary from country to country. Employees should seek the advice of Environmental Compliance and Health and Safety Department designated employees, or the STERIS Legal Department about the application of these laws.

Third Party Relationships

STERIS requires ethical relationships with customers, suppliers, regulatory agencies, and others with whom we deal. Employees with the designated responsibility must comply with all applicable product regulatory approvals, good manufacturing practice requirements, design controls, labeling and advertising controls, and other applicable product regulations and controls of the Company or governmental agencies.

Relationships with third parties, as well as all business decisions, must be based on what is required by law and in the best interests of STERIS, and must not be motivated or influenced by personal considerations.

Employees should discuss, with their supervisor or the STERIS Legal Department, any activity that might create a conflict of interest. Examples of potential conflicts include:

•	Personal financial interests that might reasonably affect business judgment on behalf of STERIS.

•	Personal use of Company confidential information.

•	Other employment that adversely affects work performance for STERIS.

•	Gifts or entertainment that could reasonably be considered to improperly influence STERIS’s business relationship with, or create an obligation to, a customer, supplier, or contractor.

Inquiries from third parties such as the media or the financial community must be forwarded to the appropriate Communications, Finance, Investor Relations, or Legal Department representative for appropriate handling.

STERIS employees have access to private, confidential, or proprietary information owned by and/or about the Company. Confidential information is information that is not generally known or readily available to others. This information includes technical know-how and data, trade secrets, business plans, marketing and sales programs, and sales figures, as well as information relating to mergers and acquisitions, stock splits, divestitures, licensing activities, and changes in senior management. Confidential information also includes personal information about STERIS employees, such as salaries, benefits, and information contained in personnel files. Such confidential information must not be disclosed to third parties without appropriate approvals.

Political Activity / Dealing with the Government

Most political contributions to candidates by corporations are prohibited in the United States and many other countries. Employees may make political contributions on a personal or individual basis and may also participate in the STERIS PAC on a voluntary basis. Employees may not, however, commit Company resources to political campaigns without STERIS Legal Department and CEO approval.

STERIS customers include governmental entities. The laws and regulations governing transactions with governmental entities impose special rules and requirements not usually found in transactions with private parties. Consult the STERIS Legal Department concerning potential commercial transactions with government entities.

The recruitment and employment of former or current government employees is subject to special rules and possible restrictions. These rules may also apply to family members of the government employee. Contact the STERIS Legal Department concerning potential hires of government employees.

Competition Law and Trade Practices

STERIS employees must engage ONLY in lawful and ethical competitive practices. The laws governing commercial competitive practices are very complex. Generally, competitors may not agree or have an arrangement:

•	On prices they charge, or other terms of sales, for goods or services, regardless of the economic impact;

•	On production volumes;

•	To avoid competing on bids or projects;

•	To refuse to deal or transact with particular customers or suppliers; or

•	To divide or allocate customers, territories, or markets.

Contact the STERIS Legal Department if these issues are confronted or whenever any arrangement with a competitor is contemplated.

The United States and other countries regulate international trade of certain commodities, technologies, and services through import and export restrictions, trade embargoes, and economic sanctions. Imports or exports may be subject to laws and regulations that require prior approval, licensing, or reporting requirements. If in doubt about these laws, please contact the STERIS Legal Department.

Employees of STERIS and its affiliates (even those residing outside of the United States) must comply with the United States Foreign Corrupt Practices Act (FCPA) and similar international laws. In general, these laws make it unlawful to bribe, or offer to bribe, any foreign government official to influence or keep business. Employees may not make payments to agents or any other representative of STERIS if the employee has reason to believe that these payments may result in bribes to foreign officials. Not all payments to government officials are illegal, but FCPA rules are complex. Contact the STERIS Legal Department if you have questions concerning the application of these laws.

Information and Records

Accuracy and reliability in the preparation of all financial documents, government filings, and other business records is required by law and STERIS Company Policy. All Company accounting records, as well as reports produced from these records, must be kept and presented in accordance with the laws of each applicable jurisdiction, and must accurately and fairly reflect the Company’s assets, liabilities, revenues and expenses. All transactions shall be supported by accurate documentation in reasonable detail and recorded in the proper account and in the proper accounting period. Compliance with Generally Accepted Accounting Principles and the Company’s system of internal accounting controls is required at all times.

Financial and other information that the Company considers private or proprietary must be kept confidential. Such information may relate to new plans, products or processes; mergers, acquisitions or divestments of businesses; sales; profitability; negotiations related to significant contracts; significant litigation; or other material information. Because this information is a valuable Company asset, it may not be:

•	Disclosed to third parties without appropriate authorization,

•	Used for personal gain, or

•	Acted upon in violation of the STERIS Stock Trading Policy.

STERIS Resources

STERIS entrusts employees with numerous Company assets, including the information that resides on Company computer systems and networks. Every employee has a responsibility to obtain and use Company and customer assets appropriately and in accordance with Company Policy. Employees are responsible for the proper use of e-mail, internet access, computer programs and related copyright licenses, and other Company assets including Company licensed products and services utilized in the performance of their job.

STERIS employees recognize that STERIS resources (e.g., e-mail, voice mail, computers and documents) are the property of the Company and may be monitored at any time in compliance with applicable laws. Employees and others have no right to privacy, subject to applicable laws, for any information, personal or otherwise, on any Company communication system or other Company property.

Code and Policy Violations

A failure by any employee to comply with laws or regulations governing the Company’s business, this Code or any other Company Policy or requirement, may result in disciplinary action, termination, and if warranted, legal proceedings. Nothing in this Code or other Company Policies constitutes a contract of employment with any individual or assurance of any duration of employment.

Questions about Compliance and Reporting Violations

If you have any questions or concerns about compliance with the subjects described in this Code, or are unsure of “the right thing” to do, talk with:

•	Your Supervisor,

•	Your location or Corporate Human Resources department personnel,

•	STERIS’s Director of Internal Audit,

•	The STERIS Legal Department (especially when dealing with any law or regulation), or

•	The STERIS Ethics Line (1-877-888-0002).

The STERIS Ethics Line does not replace traditional communication channels already in place. However, if you have an issue regarding an ethics or compliance related matter, or have observed something that seems to be a violation of the Company’s Policies, and you feel you cannot communicate effectively using existing internal Company channels, call the STERIS Ethics Line. Reports on the STERIS Ethics Line may be made anonymously and without reprisals for matters reported in good faith.

Conclusion

This brochure is only a summary of the Company’s expectations for ethical and appropriate business conduct. The Company has detailed policies which support this summary. In the event of any questions, concerns or needs for clarification about appropriate employee behavior, STERIS management is willing and able to provide guidance and counsel.

This Code of Business Conduct is not a contract and may be changed at any time by the Company without notice.